Exhibit 1

2019

Full year and Q4 results

Mexico City, February 26, 2020
BMV: VISTA
NYSE: VIST

Vista Oil & Gas, S.A.B. de C.V. ("Vista" or the "Company") (NYSE: VIST and BMV: VISTA), a new generation publicly traded Latin-American oil & gas company.

Vista Oil & Gas Results of the Full Year 2019 and the

Fourth Quarter of 2019

February 26, 2020, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange and BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the full year of 2019 and the fourth quarter (“Q4”) of 2019.

Full year 2019 and Q4 2019 highlights:

•

During 2019, total production was 29,112 barrels of oil equivalent per day (boe/d), composed of 18,244 barrels of oil per day, representing 63% of the total production, 1.62 million cubic meters per day (MMm3/d) of natural gas, representing 35% of the total production, and 700 boe/d of NGL, representing the remaining 2%. Total production in 2019 increased 19% vis-à-vis total production in 2018, which was 24,470 boe/d.

•	Total proved reserves increased to 101.8 million barrels of oil equivalent (MMBOE) in 2019, a 77% increase compared to 2018, with an implied reserves replacement ratio of 516%.

•

Adjusted EBITDA for 2019 was 170.9 million U.S. dollars ($MM), resulting in an Adjusted EBITDA margin of 41%. Compared to Adjusted EBITDA for 2018, this implies a 12% decrease, mainly driven by lower realized prices, which were partially offset by higher production and lower operating costs.

•	In 2019 the Company further reduced lifting cost, reaching 10.8 U.S. dollars per barrel of oil equivalent ($/boe), a 22% reduction compared to 2018.

•

During 2019, the average crude oil realized price was 53.0 U.S. dollars per barrel of oil ($/bbl), 21% lower than 2018. Natural gas realized price for 2019 was 3.3 U.S. dollars per million British thermal unit ($/MMBTU), 27% lower than 2018.

•

Total 2019 CAPEX was 224.1 $MM, of which 117.7 $MM were invested in the Company’s shale oil operated projects, 49.0 $MM were invested in conventional projects and 57.4 $MM in facilities and other projects. During 2019 the Company drilled and completed 8 wells in the shale development in Bajada del Palo Oeste. In addition, 19 conventional wells were drilled and completed.

•

In Q4 2019, our total production was 30,026 boe/d, 21.5% above Q4 2018. Average daily production was composed of: 18,720 barrels of oil per day (bbl/d), 29.4% above Q4 2018; 1.69 MMm3/d of natural gas, 11.5% above Q4 2018; and 675 boe/d of natural gas liquids (NGL). Total operated production represented 97% of total production in Q4 2019.

•	During Q4 2019, our total shale production was 6,994 boe/d, representing 23% of our total production.

•	Total conventional production was 23,032 boe/d in Q4 2019, decreasing 7% y-o-y.

•	Net revenues in Q4 2019 were 96.4 $MM, 7.4% lower than the 104.1 $MM generated in Q4 2018, due to lower realized prices.

•

In Q4 2019, the average crude oil realized price was 48.1 $/bbl, 26.6% lower than Q4 2018, mainly due to the impact of a Presidential Decree freezing the domestic crude oil price in Argentina in local currency.

•	Natural gas realized price for Q4 2019 was 2.2 $/MMBTU, a 45.0% decrease y-o-y, mainly due to an over-supplied market, impacting the realized sales prices of all segments.

•	Average lifting cost in Q4 2019 was 9.3 $/boe, representing a 26.2% decrease compared to the average lifting cost in Q4 2018, which was 12.6 $/boe.

•	Consolidated adjusted EBITDA for Q4 2019 reached 35.7 $MM, 12% below Q4 2018 and resulting in an adjusted EBITDA margin of 37%.

•

In Q4 2019 CAPEX was 28.4 $MM, 12.1 $MM of which were invested in Vista’s Vaca Muerta development project in Bajada del Palo Oeste. The decrease in CAPEX compared to the previous quarter, when CAPEX was 56.1 $MM, was due to the temporary halt in drilling and completion activity, which was resumed in Q1 2020.

•	End of quarter cash balance was 239.5 $MM(1), while gross debt totaled 451.4 $MM, resulting in a net debt of 211.9 $MM, and a net leverage ratio of 1.2 times last twelve months (LTM) adjusted EBITDA.

•	Q4 2019 net loss was 44.2 $MM mainly driven by an increase in the value of warrants due to the rise in the Company´s stock price, and an increase in deferred income tax.

(1)	Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A.

Vista Oil & Gas Q4 2019 results

Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals, due to rounding up.

Production

Total average net daily production

	Q4 2019	Q3 2019	Q4 2018	Δ y.o.y. (%)	Δ q.o.q. (%)
Total (boed)	30,026	31,637	24,718	21.5%	(5.1)%
Oil (bbld)	18,720	20,281	14,468	29.4%	(7.7)%
Natural Gas (MMm[3]d)	1.69	1.68	1.52	11.5%	0.3%
NGL (bbld)	675	761	716	(5.7)%	(11.2)%

y-o-y. (%): represents the percentage variation in Q4 2019 compared to Q4 2018.

q-o-q. (%): represents the percentage variation in Q4 2019 compared to Q3 2019.

Average daily production during Q4 2019 was 30,026 boe/d, comprised by 18,720 bbl/d of oil, representing 62.3% of total production, 1.69 MMm3/d of natural gas and 675 boe/d of natural gas liquids.

Total operated production during Q4 2019 was 29,266 boe/d, 97% of total production. Total shale production was 6,994 boe/d, including 6,687 boe/d of shale operated production in Bajada del Palo Oeste and 147 boe/d in Águila Mora and 159 boe/d of shale non-operated production in Coirón Amargo Sur Oeste (CASO).

Q4 2019 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Fields total at working interest		18,720	1.69	675	30,026	100%

Entre Lomas	100%	4,244	0.44	606	7,648	25%
Bajada del Palo Este	100%	554	0.11	53	1,281	4%
Bajada del Palo Oeste conventional	100%	1,111	0.70	—	5,499	18%
Bajada del Palo Oeste shale	100%	5,862	0.13	—	6,687	22%
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	268	0.05	16	621	2%
25 de Mayo-Medanito	100%	2,965	0.03	—	3,177	11%
Jagüel de los Machos	100%	3,014	0.16	—	3,991	13%
Coirón Amargo Norte	55%	184	0.00	—	214	1%
Coirón Amargo Sur Oeste (non-operated)	10%	141	0.00	—	159	1%
Aguila Mora	90%	147	0.00	—	147	0%
Acambuco (non-operated)	1.5%	22	0.03	—	182	1%
Blocks CS-01, A-10 and TM-01 (Mexico)	50%	209	0.03	—	418	1%

During Q4 2019, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) block represented 25% of total production, 25 de Mayo-Medanito and Jagüel de los Machos blocks represented 24%, Bajada del Palo Oeste represented 41%, Bajada del Palo Este block represented 4%, Agua Amarga (Jarrilla Quemada and Charco del Palenque concessions) represented 2%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from our blocks in Mexico represented 1% of our total average daily production and the remaining less than 2% comes from Acambuco and CASO, non-operated blocks in Argentina. For further detailed information on production, please see Annex “Historical operational data”.

Reserves

Year-end proved (“P1”) reserves increased to 101.8 MMboe in 2019, a 77% increase compared to the 57.6 MMboe booked at year-end 2018, as certified by the Company’s independent qualified reserves auditor, DeGolyer and MacNaughton. The increase was mainly driven by our shale oil development in Bajada del Palo Oeste, which added 49.2 MMboe. The implied reserves replacement ratio at YE 2019 was 516%, resulting from a reserves replacement ratio of 633% in oil reserves and 298% in gas reserves.

Proved reserves - in MMboe	Oil(1)	Natural gas	Total
Total proved reserves
YE 2018	34.2	23.4	57.6
(-) Production	(6.9)	(3.7)	(10.6)
(+) Additions	43.8	11.1	54.8
YE 2019	71.0	30.8	101.8
Change YE-2018 to YE-2019	36.8	7.4	44.2
Reserves replacement ratio	633%	298%	516%

(1)	For the reserves replacement ratio, oil includes crude oil, condensate and NGL; NGLs represent less than 2% of total reserves

As stated above, shale reserves were the driver of reserves growth. During 2019 Vista proved the quality of its Vaca Muerta acreage with the drilling and completion of its first 8 wells, which were, on average, 28% above the Company’s type curve for the first 180 days of cumulative production. Such increase totaled 49.2 MMboe, as a result of an increase of 41.4 MMboe in oil reserves and the remaining 7.8 MMboe from gas reserves. The type curves for the Bajada del Palo Oeste wells supporting the 2019 reserves report accumulates between 0.9 and 1.1 MMboe per well, assuming a lateral length of 2,450 meters and 40 frac stages per well (spacing of 60 meters between stages).

The 2019 reserves were calculated with a price of 55.26 $/bbl for oil, 22.76 $/boe for NGL and 3.72 $/Mft3.

The breakdown of reserves per product and concession as of year-end 2019 is the following:

Proved reserves - in MMboe	Oil	Natural gas	Total
Concession
Bajada del Palo Oeste	45.3	17.4	62.7
Bajada del Palo Oeste Conventional	2.3	9.5	11.7
Bajada del Palo Oeste Vaca Muerta	43.0	7.9	50.9
Bajada del Palo Este	1.5	1.5	2.9
Coirón Amargo Norte	0.3	0.1	0.4
Agua Amarga(1)	0.8	0.2	0.9
Entre Lomas Río Negro	8.0	8.1	16.2
Entre Lomas Neuquén	1.9	0.9	2.8
Jaguel de los Machos	5.2	1.5	6.7
25 de Mayo-Medanito SE	6.3	0.3	6.7
Coirón Amargo Suroeste	1.4	0.2	1.6
Acambuco	0.0	0.5	0.6
Blocks CS-01, A-10 and TM-01	0.2	0.1	0.3

Total	71.0	30.8	101.8

(1)	Includes Jarilla Quemada and Charco del Palenque

Revenues

Revenues per product - in $MM	Q4 2019	Q3 2019	Q4 2018	Δ y.o.y. (%)	Δ q.o.q. (%)
Total	96.4	105.4	104.1	-7.4%	-8.5%
Oil	82.8	84.7	82.9	-0.1%	-2.2%
Natural Gas	13.1	19.2	19.2	-31.8%	-31.8%
NGL and others	0.5	1.6	2.0	-75.0%	-68.8%

Average Realized Prices

Product	Q4 2019	Q3 2019	Q4 2018	Δ y.o.y. (%)	Δ q.o.q. (%)
Oil ($/bbl)	48.1	48.7	65.5	-26.6%	-1.2%
Natural gas ($/MMBTU)	2.2	3.5	4.0	-45.0%	-37.1%
NGL ($/tn)	234	262	314	-25.4%	-10.6%

During Q4 2019, total revenues were 96.4 $MM, 7.4% lower than Q4 2018. While oil revenues were stable due to the increase in oil production, natural gas revenues decreased 31.8% y-o-y.

Crude oil revenues in Q4 2019 totaled 82.8 $MM, 0.1% below Q4 2018, as the increase in volumes sold was offset by a reduction of 26.6% in realized crude oil price to an average of 48.1 $/bbl. The decrease was mainly due to the Presidential Decree that froze the Argentine domestic crude oil price in local currency. Crude oil was mainly sold to domestic refineries, primarily to Raízen and Trafigura.

Natural gas revenues represented 13.6% of total revenues. During Q4 2019, sales were made to a diversified portfolio of industrial clients, representing 53% of total natural gas volumes, at an average realized price of 2.1 $/MMBTU; 33% to distribution companies and CNG clients, at an average price of 3.0 $/MMBTU; whereas the remaining sales were made to the power generation segment at an average price of 2.0 $/MMBTU. The total average price of natural gas sales for the quarter was 2.2 $/MMBTU, 45.0% below Q4 2018, impacted by a lower average realized price in all segments due to an oversupplied domestic market.

Natural gas liquids sales were 0.5 $MM during Q4 2019, representing 0.6% of total sales. NGL volumes were allocated to the Argentine market at an average price of 234 U.S. dollars per ton ($/tn).

Operating Expenses

	Q4 2019	Q3 2019	Q4 2018	Δ y.o.y. (%)

Operating Expenses ($MM)	25.7	28.4	28.6	-10.1%
Lifting cost ($/boe)	9.3	9.8	12.6	-26.2%

During Q4 2019, operational expenses were 25.7 $MM, a 10.1% decrease y-o-y, whereas the average lifting cost in Q4 2019 was 9.3 $/boe, a 26.2% decrease compared to Q4 2018. This decrease was mainly the result of the ramp-up in shale production with minimal incremental cost.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q4 2019	Q3 2019	Q4 2018	Δ y.o.y. (%)
Net (loss) / profit for the period	(44.2)	21.5	42.4

(+) Income tax (expense) / benefit	17.8	(6.0)	(12.2)
(+) Financial results, net	21.2	(14.8)	(2.6)
(+) Investments results	0.1	(0.1)	—

Operating profit	(5.2)	0.6	27.5

(+) Depreciation	38.4	45.9	11.5
(+) Restructuring expenses	2.5	0.0	1.3
(+) Other adjustments	—	—	—

Adjusted EBITDA(1)	35.7	46.6	40.4	-11.5%

Adjusted EBITDA Margin (%)(2)	37%	44%	39%	-2%	p.p.

(1)	Adjusted EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments.
(2)	Change expressed as a difference in percentage points.

Note: amounts may not sum due to rounding

Adjusted EBITDA was 35.7 $MM in Q4 2019, 11.5% below Q4 2018, including (1.36) $MM EBITDA from the consolidation of Aleph Midstream, and resulting in an adjusted EBITDA margin of 37% for Q4 2019.

Net Profit / Loss

Vista recorded a net loss of 44.2 $MM in Q4 2019, mainly driven by an increase in the value of warrants due to the rise in the Company´s stock price, and an increase in deferred taxes.

Operational Update

Vista’s total capital expenditures (CAPEX) in Q4 2019 was 28.4 $MM. The Company invested 7.3 $MM in drilling and completion of conventional activity, mainly to drill 1 well and complete 2 wells in Bajada del Palo Oeste and 1 well workover in CS-01 block in Mexico.

CAPEX in shale activity was 7.6 $MM, of which 5.6 $MM were invested in Vista’s Vaca Muerta development project in Bajada del Palo Oeste and 2.0 $MM in the bonus payment to the Province of Neuquén for the conversion of the Aguila Mora block to an unconventional exploitation concession.

Additionally, CAPEX in facilities and others was 13.5 $MM in the Q4 2019.

Financial overview

During Q4 2019, in a context of low realized oil prices and volatile exchange rate, the Company maintained a solid balance sheet. Cash and cash equivalents position as of December 31, 2019 was 239.5 $MM(1), while the financial debt totaled 451.4 $MM, resulting in a net debt of 211.9 $MM. The implied net leverage ratio was 1.2 times LTM Adjusted EBITDA. During Q4 2019, cash flow from operations was 50.9 $MM(2).

(1)	Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A.
(2)	Excludes 4.3 $MM cash flow from operations of Aleph Midstream S.A.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON clase I	Vista Oil & Gas Argentina S.A.U.	7/31/2019	7/31/2021	50	Bullet at maturity	7.88%	USD	BCBA Argentina
ON clase II	Vista Oil & Gas Argentina S.A.U.	8/7/2019	8/7/2022	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON clase III(1)	Vista Oil & Gas Argentina S.A.U.	2/21/2020	2/21/2024	50	Bullet at maturity	3.50%	USD	BCBA Argentina

(3)	ON clase III was issued during Q1 2020

Aleph Midstream Update

As of December 31, 2019, Vista is exposed to risk or variable returns from its involvement with the entity, so the Company has assessed it has the control of Aleph and consolidates the financial information of said subsidiary as of December 31, 2019. For further detailed information on the considered figures, please see Annex “Aleph Midstream”.

On February 26, 2020 Vista’s Board of Directors approved changes to the participation of the Company in the capital structure of Aleph Midstream. The Company has reached an agreement with affiliates of Riverstone and Southern Cross Group (the “Financial Sponsors”) to purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream, at an aggregate purchase price of $37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors).

As a result of such transaction, Aleph Midstream, the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina Basin, will become a wholly owned subsidiary of Vista, run by a dedicated and experienced management team, with a multi-client approach to pursue the growing business opportunities in the Vaca Muerta play.

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by field, totals and by product

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Total production by field (Mboe/d)	30,026	31,637	29,016	25,693	24,718

Entre Lomas	7,648	8,618	8,644	8,855	8,253
Bajada del Palo Este(1)	1,281	1,349	1,439	1,443	1,439
Bajada del Palo Oeste conventional(1)	5,499	4,944	4,076	4,786	4,962
Bajada del Palo Oeste shale	6,687	7,501	4,823	582
Agua Amarga (Jarilla Quemada, Charco del Palenque)	621	657	671	748	845
25 de Mayo-Medanito	3,177	3,370	3,701	3,899	4,433
Jagüel de los Machos	3,991	4,224	4,551	4,463	4,230
Coirón Amargo Norte	214	236	313	266	279
Acambuco	182	186	198	200	63
Águila Mora	147	—	—	—	—
Coirón Amargo Sur Oeste	159	165	308	69	213
Blocks CS-01, A-10 and TM-01	418	388	293	382

Crude oil production by field (Mboe/d)(2)	18,720	20,281	18,825	15,087	14,468

Entre Lomas	4,244	4,715	4,773	4,973	4,771
Bajada del Palo Este(1)	554	574	618	586	610
Bajada del Palo Oeste conventional(1)	1,111	988	1,011	1,121	1,184
Bajada del Palo Oeste shale	5,862	6,733	4,425	507
Agua Amarga (Jarilla Quemada, Charco del Palenque)	268	303	336	376	407
25 de Mayo-Medanito	2,965	3,213	3,509	3,671	3,942
Jagüel de los Machos	3,014	3,176	3,443	3,380	3,212
Coirón Amargo Norte	184	217	264	226	264
Acambuco	22	22	27	23	56
Águila Mora	147	—	—	—	—
Coirón Amargo Sur Oeste	141	147	274	61	22
Blocks CS-01, A-10 and TM-01	209	194	144	162

Natural Gas production by field (Mboe/d)(3)	10,631	10,594	9,450	9,983	9,534

Entre Lomas	2,799	3,221	3,207	3,318	2,841
Bajada del Palo Este(1)	673	715	762	808	819
Bajada del Palo Oeste conventional(1)	4,388	3,956	3,066	3,665	3,730
Bajada del Palo Oeste shale	825	768	397	75
Agua Amarga (Jarilla Quemada, Charco del Palenque)	336	334	317	360	421
25 de Mayo-Medanito	212	157	192	227	492
Jagüel de los Machos	978	1,048	1,108	1,084	1,018
Coirón Amargo Norte	31	20	49	40	15
Acambuco	161	164	171	177	7
Águila Mora	—	—	—	—	—
Coirón Amargo Sur Oeste	19	18	33	8	191
Blocks CS-01, A-10 and TM-01	210	194	148	220

NGL production by field (boe/d)	675	761	741	623	716

Entre Lomas	606	682	665	564	641
Bajada del Palo Este	53	59	59	48	10
Bajada del Palo Oeste conventional	—	—	—	—	47
Bajada del Palo Oeste shale	—	—	—	—
Agua Amarga (Jarilla Quemada, Charco del Palenque)	16	20	18	12	18

Notes:

(1)	Until 2018, Bajada del Palo was one single concession.
(2)	Acambuco includes condensate
(3)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste / Este	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste shale	100%	Operated	Shale	Neuquina	Argentina
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	55%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Sur Oeste	10%	Non-operated	Shale	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
Block CS-01	50%	Non-operated	Conventional	Del Sureste	México
Block A-10	50%	Non-operated	Conventional	Del Sureste	México

Note: Not showing blocks without production, Bajada del Palo Este unconventional, Sur Rio Deseado Este and TM-01

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Total Revenues	96,445	105,443	120,361	93,727	104,103
Oil	82,833	84,668	97,500	73,271	82,910
Natural Gas	13,078	19,200	20,171	19,075	19,176
NGL and others	534	1,575	2,690	1,381	2,017

Cost of Sales	-78,064	-91,415	-92,938	-65,713	-57,623

Operating expenses	-25,716	-28,427	-32,519	-27,769	-28,556
Stock fluctuation	-698	-2,365	2,047	1,326	(1,241)
Depreciation	-38,361	-45,895	-44,274	-24,471	-11,473
Royalties	-13,289	-14,728	-18,192	-14,799	-16,353

Gross profit	18,381	14,028	27,423	28,014	46,480

Selling expenses	-6,745	-6,851	-7,847	-5,695	-8,133
General and administrative expenses	-13,248	-8,278	-12,169	-8,705	-7,492
Exploration expenses	-65	333	-818	-126	-457
Other operating income	907	948	1,123	627	(238)
Other operating expenses, net	-4,426	455	-531	-2,118	-2,615

Operating profit (loss)	-5,196	635	7,181	11,997	27,545

Adjusted EBITDA Reconciliation ($M)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Net (loss) / profit for the period	(44,248)	21,499	3,702	(13,678)	42,379

(+) Income tax (expense) / benefit	17,797	(5,961)	(1,305)	5,705	(12,198)
(+) Financial results, net	21,172	(14,819)	4,784	19,970	(2,636)
(+) Investments results	84	(84)	—	—	—

Operating profit (loss)	(5,196)	635	7,181	11,997	27,545

(+) Depreciation	38,361	45,895	44,274	24,471	11,473
(+) Restructuring expenses	2,542	35	—	667	1,336
(+) Other adjustments(2)		—	—	—	—

Adjusted EBITDA	35,707	46,565	51,455	37,135	40,354

Adjusted EBITDA Margin (%)	37%	44%	43%	40%	39%

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Operating Expenses ($MM)	25.7	28.4	32.5	27.8	28.6
Lifting cost ($/boe)	9.3	9.8	12.3	12.0	12.6

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of December 31, 2019	As of December 31, 2018
Property, plant and equipment	917,066	820,722
Goodwill	28,484	28,484
Other intangible assets	34,029	31,600
Right-of-use assets	16,624	—
Trade and other receivables	15,883	20,191
Deferred income tax	476	—
Total non-current assets	1,012,562	900,997
Inventories	19,106	18,187
Trade and other receivables	93,437	86,050
Cash, bank balances and other short-term investments	260,028	80,908
Total current assets	372,571	185,145

Total assets	1,385,133	1,086,142

Deferred income tax liabilities	147,019	133,757
Leases liabilities	9,372	—
Provisions	21,146	16,186
Borrowings	389,096	294,415
Warrants	16,860	23,700
Employee defined benefit plans obligation	4,469	3,302
Accounts payable and accrued liabilities	419	1,007
Total non-current liabilities	588,381	472,367
Provisions	3,423	4,140
Leases liabilities	7,395	—
Borrowings	62,317	10,352
Salaries and social security payable	12,553	6,348
Income tax payable	3,039	22,429
Other taxes and royalties payable	6,040	6,515
Accounts payable and accrued liabilities	98,269	84,334
Total current liabilities	193,036	134,118

Total liabilities	781,417	606,485

Total equity	603,716	479,657

Total liabilities and equity	1,385,133	1,086,142

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Revenue from contract with customers	96,445	104,103
Revenues from crude oil sales	82,833	82,910
Revenues from natural gas sales	13,078	19,175
Revenues from NGL	534	2,018
Cost of sales	(78,064)	(57,623)
Operating expenses	(25,716)	(28,556)
Crude oil stock fluctuation	(698)	(1,241)
Depreciation, depletion and amortization	(38,361)	(11,473)
Royalties	(13,289)	(16,353)

Gross profit	18,381	46,480

Selling expenses	(6,745)	(8,133)
General and administrative expenses	(13,248)	(7,492)
Exploration expenses	(65)	(457)
Other operating income	907	(238)
Other operating expenses	(4,426)	(2,615)

Operating profit (loss)	(5,196)	27,545

Investments in associates	(84)	—

Interest income	3,073	2,151
Interest expense	(13,854)	(4,622)
Other financial results	(10,391)	5,107

Financial results, net	(21,172)	2,636

(Loss) Profit before income taxes	(26,452)	30,181

Current income tax (expense)	(3,473)	(6,026)
Deferred income tax (expense)/ benefit	(14,324)	18,224

Income tax expense	(17,797)	12,198

Net (loss) profit for the year/ period	(44,249)	42,379

Other comprehensive loss	(1,163)	(4,412)

Total comprehensive (loss) profit for the period	(45,412)	37,967

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Net profit / (loss) for the period	(44,249)	42,379
Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	284	536
Foreign currency exchange difference, net	1,600	(15,630)
Unwinding of discount on asset retirement obligation	514	394
Increase of provisions, net	718	1,270
Interest expense leases	821	—
Effect of discount of assets and liabilities at present value	(849)	2,743
Share-based payment expense	3,123	1,471
Employee defined benefits obligation	(345)	—
Income tax	17,797	(12,198)
Non-cash items related with investing activities:
Depreciation and depletion	37,798	11,074
Amortization of intangible assets	563	399
Interest income	(3,073)	(2,151)
Change in the fair value of financial assets	(6,131)	17
Investment in associate	84
Non-cash items related with financing activities:
Interest expense	13,854	4,622
Changes in the fair value of Warrants	14,278	5,787
Costs of early settlements of borrowings and amortized costs	607	1,216
Changes in working capital:
Trade and other receivables	12,834	(13,038)
Inventories	277	364
Accounts payable and other payables	(6,073)	27,398
Employee defined benefits obligations	(181)	(368)
Salaries and social security payable	4,660	1,238
Other taxes and royalties payable	(703)	7,015
Provisions	(429)	(3,266)
Income taxes paid (1)	(1,235)	(6,573)

Net cash flows generated by operating activities	46,544	54,699

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment	(49,968)	(64,476)
Payments for acquisition of other intangible assets	(1,156)	(31,562)
Proceeds from other financial assets	1,073	—
Proceeds from interest received	3,073	—

Net cash flows (used in) investing activities	(46,978)	(96,038)
Cash flows from financing activities
Proceeds from capitalization of Serie A shares net of issue costs	(760)	(688)
Proceeds from borrowings	59,729	—
Payments of cost of borrowings	—	—
Payments of borrowings’ principal	(62,233)	—
Payments of borrowings’ interests	(8,319)	—
Payments of leases	(7,619)	—
Proceeds from other financial liabilities, net of restricted cash and cash equivalents	16,993	—

Net cash flows generated by financing activities	(2,209)	(688)

	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Net (decrease) in cash and cash equivalents	(2,643)	(42,027)

Cash and cash equivalents at the beginning of the period	236,367	105,523
Effects of exchange rate changes on cash and cash equivalents	506	2,551
Net (decrease) in cash and cash equivalents	(2,643)	(42,027)

Cash and cash equivalents at the end of the period	234,230	66,047

(1)	Includes 13,087 related to income tax expense for the year ended December 31, 2018.
(2)	Includes 14,347 and 4,243 of acquisition net of property, plant and equipment, pending of payment for the nine and three-month period ended September 30, 2019, respectively.

Aleph Midstream S.A.

Balance Sheet

(Amounts expressed in thousand U.S. dollars)

As of December 31, 2019
Property, plant and equipment	10,192
Goodwill	—
Other intangible assets	98
Right-of-use assets	463
Trade and other receivables	18
Deferred income tax	374
Total non-current assets	11,145
Inventories	—
Trade and other receivables	8,049
Cash, bank balances and other short-term investments	20,498
Total current assets	28,547

Total assets	39,692

Deferred income tax liabilities	—
Leases liabilities	338
Provisions	—
Borrowings	—
Warrants	—
Employee defined benefit plans obligation	—
Accounts payable and accrued liabilities	1
Total non-current liabilities	339
Provisions	—
Leases liabilities	119
Borrowings	—
Salaries and social security payable	402
Income tax payable	2,876
Other taxes and royalties payable	226
Accounts payable and accrued liabilities	38,605
Total current liabilities	42,228

Total liabilities	42,567

Total equity	2,875

Total liabilities and equity	39,692

Aleph Midstream S.A.

Income Statement

(Amounts expressed in thousand U.S. dollars)

For the period from October 1st to December 31, 2019
Revenue from contract with customers	—
Revenues from crude oil sales	—
Revenues from natural gas sales	—
Revenues from NGL	—
Cost of sales	(165)
Operating expenses	—
Crude oil stock fluctuation	—
Depreciation, depletion and amortization	(165)
Royalties	—

Gross profit	(165)

Selling expenses	—
General and administrative expenses	(1,359)
Exploration expenses	—
Other operating income	—
Other operating expenses	(1,178)

Operating profit (loss)	(2,702)

Investments in associates	—

Interest income	2,314
Interest expense	—
Other financial results	15

Financial results, net	2,329

(Loss) Profit before income taxes	(373)

Current income tax (expense)	(2,876)
Deferred income tax (expense)/ benefit	374

Income tax expense	(2,502)

Net (loss) profit for the year/ period	(2,875)

Other comprehensive loss	—

Total comprehensive (loss) profit for the period	(2,875)

Aleph Midstream S.A.

Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

For the period from October 1st to December 31, 2019
Net profit / (loss) for the period	(2,875)
Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	—
Foreign currency exchange difference, net	(28)
Unwinding of discount on asset retirement obligation	—
Increase of provisions, net	—
Interest expense leases	13
Effect of discount of assets and liabilities at present value	—
Share-based payment expense	—
Employee defined benefits obligation	—
Income tax	2,502
Non-cash items related with investing activities:
Depreciation and depletion	165
Amortization of intangible assets	—
Interest income	(2,314)
Change in the fair value of financial assets	—
Investment in associate	—
Non-cash items related with financing activities:
Interest expense	—
Changes in the fair value of Warrants	—
Costs of early settlements of borrowings and amortized costs	—
Changes in working capital:
Trade and other receivables	(2,317)
Inventories	—
Accounts payable and other payables	730
Employee defined benefits obligations	—
Salaries and social security payable	(434)
Other taxes and royalties payable	226
Provisions	—
Income taxes paid (1)	—
Net cash flows generated by operating activities	(4,333)

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment	(10,192)
Payments for acquisition of other intangible assets	(98)
Proceeds from other financial assets	(4,687)
Proceeds from interest received	2,314

Net cash flows (used in) investing activities	(12,663)

Cash flows from financing activities
Proceeds from capitalization of Serie A shares net of issue costs	—
Proceeds from borrowings	—
Payments of cost of borrowings	—
Payments of borrowings’ principal	—
Payments of borrowings’ interests	—
Payments of leases	—
Proceeds from other financial liabilities, net of restricted cash and cash equivalents	16,996

Net cash flows generated by financing activities	16,996

For the period from October 1st to December 31, 2019
Net (decrease) in cash and cash equivalents	—

Cash and cash equivalents at the beginning of the period	—
Effects of exchange rate changes on cash and cash equivalents	—
Net (decrease) in cash and cash equivalents	—

Cash and cash equivalents at the end of the period	—

(1)	Includes 13,087 related to income tax expense for the year ended December 31, 2018.
(2)	Includes 14,347 and 4,243 of acquisition net of property, plant and equipment, pending of payment for the nine and three-month period ended September 30, 2019, respectively.

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period.

The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico, particularly presidential elections in Argentina and congressional elections in Mexico; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this prospectus presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

This presentation also includes certain financial estimates which have not been subject to a financial audit for any period. The financial estimates set forth in this presentation are based on assumptions made, and information available to us, at the time they were prepared. We do not know whether such assumptions will prove to be correct. If one or more of these assumptions prove inaccurate or if future results differ from expected results, then our actual future results could be less favorable, and could be materially less favorable, than the above-referred projections. Any or all of such estimates may not necessarily be realized. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond our control. Many factors will be important in determining our future results. As a result of these contingencies, actual future results may vary materially from our estimates. In view of these uncertainties, the inclusion of our financial estimates in this presentation is not and should not be viewed as a representation that the projected results will be achieved.

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

Additional information about Vista oil and gas can be found in the “Investor Information” section on the website at www.vistaoilandgas.com.

INVESTORS CONTACT:

Phone in Argentina +54.11.3754.8532

Phone in Mexico    +52.55.1167.8250